UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spartan Securities Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15500 Rooservelt Blvd
(No. and Street)

Clearwater (City) FL (State) 33760-3430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Lopez 727-502-0508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Drake Klein Messineo, CPAs PA (DKM Certified Public Accountants)
(Name – *if individual, state last, first, middle name*)

2451 North McMullen Booth Road, Ste 308 (Address) Clearwater (City) FL (State) 33759 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013143

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Securities Group, LTD, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTY CAMPASSI
Commission # DD 908439
Expires July 19, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

Cheif Compliance Officer
Title

C Campassi
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN
SECURITIES GROUP Ltd.

SPARTAN SECURITIES GROUP, LTD
(A Florida Limited Partnership)

Financial Statements
and
Supplementary Information
as of and for the year ended
December 31, 2012

TABLE OF CONTENTS

DKM Certified Public Accountants
2451 N. McMullen Booth Road, Suite 308
Clearwater Florida 33759-1362
727.444.0931
www.dkmcpas.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Spartan Securities Group, Ltd.
Clearwater, Florida

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. (the Company) as of December 31, 2012 and the related statements of operations and changes in equity and cash flows for the year then ended that are filed pursuant to the Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Spartan Securities Group, Ltd. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the table of contents required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

DKM Certified Public Accountants

DKM Certified Public Accountants
February 25, 2013

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	407,436
Deposit with clearing organization		419,310
Commission receivable from clearing broker		215,995
Securities owned - marketable securities at market value		129,222
Other assets		21,936
TOTAL ASSETS	$	1,193,899

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES

Commissions payable	$	69,585
Accounts payable		59,935
Securities sold, not purchased - marketable securities at market value		20,384
Accrued liabilities		73,660
Brokers payable		202,712
TOTAL LIABILITIES		426,276
PARTNERS' EQUITY		767,623
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	1,193,899

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF REVENUES AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE	
Securities commissions and fees	$ 74,268
Trading gains and losses	2,950,431
Interest and dividend income	4,746
Other	179,027
TOTAL REVENUE	3,208,472
OPERATING EXPENSES	
Clearance and execution costs	308,906
Communication and information technology	315,980
Compensation, benefits and commissions	1,792,882
Other administrative expenses	360,655
Business development	38,417
Occupancy and equipment costs	64,057
Depreciation expense	1,681
Interest expense	2,241
TOTAL OPERATING EXPENSES	2,884,819
NET PROFIT	$ 323,653

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

		Total
Partner Equity - December 31, 2011	$	578,970
Capital contributions		-
Partners' distributions		(135,000)
Net profit allocation		323,653
Partners' Equity - December 31, 2012	$	767,623

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OFCASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net profit	$ 323,653
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,681
Increase (decrease) in cash flows from changes in:	
Receivable from clearing organization	67,613
Securities owned	(8,566)
Deposit with clearing broker	(19,158)
Accounts payable	(34,141)
Accrued liabilities	(61,982)
Securities sold, not purchased	(45,994)
Commissions payable	(10,476)
Payable to broker	56,190
NET CASH PROVIDED BY OPERATING ACTIVITIES	268,820
CASH FLOWS FROM INVESTING OPERATIONS	
Property & Equipment	(19,863)
CASH FLOWS FROM INVESTING OPERATIONS	(19,863)
CASH FLOWS FROM FINANCING ACTIVITIES	
Partner Distributions	(135,000)
CASH USED IN FINANCING ACTIVITIES	(135,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	113,957
CASH AND CASH EQUIVALENTS - Beginning of Year	293,479
CASH AND CASH EQUIVALENTS - End of Year	$ 407,436
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid during the year	$ 2,241

See notes to financial statements.

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership was originally formed in July 2000; however, on June 1, 2011 the company received approval from FINRA to enter into an exchange agreement with Endeavour Cooperative Partners, LLC (Endeavour), which resulted in a change in control. Endeavour acquired all of the limited partnership interest in the company and the limited liability company interest in Spartan, the general partner of the company, in exchange for an aggregate of 174,078 Class A Convertible Preferred Units of Endeavour. The shares were issued at a $5.00 value for a total of $870,390 which was the approximate value of the Spartan limited and general interests at that date. The Partnership will continue in existence until December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to this matter.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The following summarizes the Partnership's accounting policies:

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis and the recognition of commission income and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents and Deposit with Clearing Broker – The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds, as well as all other highly liquid investments with an original maturity of three months or less.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are valued at the estimated fair value of the securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Clearing Broker and Allowance for Doubtful Accounts – Our credit terms for our receivable from the clearing broker are typically net 30 days. We perform ongoing credit evaluation of our clearing broker and do not require collateral to support the collectability of such receivable. Receivables are determined to be past due if payment is not made in accordance with the terms of our contracts and receivables are written off when they are determined to be uncollectible. .The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2012 have been recovered subsequent to year end.

Furniture, Fixtures and Equipment –Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. Expenditures for repairs and maintenance are charged to operations as incurred.

Long-lived Assets – The Partnership evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. At December 31, 2012, management believes that all of its remaining long-lived assets are recoverable.

Income Taxes - The Partnership is not subject to federal and state income taxes; therefore, no provision for income taxes is provided in these financial statements. Each partner will report their pro rata share of the Partnership's operations on their respective income tax return.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2012. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2012, the amount receivable from clearing broker of $215, 995 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2012, the amount payable to broker relates to proprietary securities transactions and is collateralized by securities owned and the deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2012, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	*Sold, Not Yet Purchased*
Equities	$ 129,222	$ (20,384)

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in October 2016 and provides for annual renew terms as follows:

2013	62,794
2014	44,069
2015	35,228
2016	36,289

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There was no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2012.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments consist of cash, evidence of ownership in an entity and contracts that both (i) impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii) conveys to that second entity a contractual right (a) to receive cash or another financial instrument from the first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Partnership's financial instruments consist of cash and cash equivalents, the amounts due to and from the clearing broker, securities owned and sold, not yet purchased, accounts and commissions payable and accrued liabilities.

The carrying values of the Partnership's cash and cash equivalents, receivable and payable to the clearing broker, securities sold and owned, not yet purchased, accounts and commissions payable and accrued liabilities approximates their respective fair values due to their short-term nature.

As such, financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist primarily of cash and cash equivalents. With respect to cash and cash equivalents, the Partnership frequently maintains such balances in excess of federally insured limits. The Partnership has not experienced any losses in such accounts.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Partnership's net capital of $713,954 was $527,454 in excess of its required net capital of $186,500. At December 31, 2012, the Partnership's aggregate indebtedness to net capital ratio was .5685 to 1 or 56.85%.

NOTE G – NET CAPITAL REQUIREMENT (CONTINUED)

Net Capital per Form X-17a-5	$ 715,635
Audit Adjustments and Reclassifications	(1,681)
Net Capital Per Audited Financial Statements	$ 713,954

NOTE H – LITIGATION

In the ordinary course of business, the Partnership is subject to inquiries and proceedings by financial industry regulatory bodies and other governmental agencies, which may lead to claims and judgments for unspecified damages.

The Partnership believes it has strong defenses in all significant matters, currently pending, and is contesting the liability and damages claimed. However, some of these matters may result in adverse judgments or awards, or the Partnership may choose to settle some or all matters, due to the associated risk of continuing.

The Partnership believes it is not possible to determine whether a loss will be incurred, or to estimate any potential losses, that would be material to the financial statements. Based on current information, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition or cash flows of the Partnership

DKM Certified Public Accountants
2451 N. McMullen Booth Road, Suite 308
Clearwater Florida 33759-1362
727.444.0931
www.dkmcpas.com

SUPPLEMENTARY INFORMATION

Board of Directors
Spartan Securities Group, Ltd.:

We have audited the financial statements of Spartan Securities Group, Ltd. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 25, 2013, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the table of contents required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

DKM Certified Public Accountants

DKM Certified Public Accountants
February 25, 2013

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

Computation of Net Capital:		
Total ownership equity from Statement of Financial Condition	$	767,623
Additions:		
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		767,623
Deductions and/or charges:		
Non-allowable assets		(33,617)
Other deductions or charges		-
Net capital before haircuts on securities position (tentative net capital)		734,006
Haircuts on securities, pursuant to 15c3-1(f):		
Trading and investment securities, debt		(20,052)
Net Capital	$	713,954
Computation of basic net capital requirement		
Total aggregated indebtedness: liabilities		405,892
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6-2/3% of aggregate indebtedness)		27,060
Minimum net capital required		186,500
Excess net capital	$	527,454
Ratio: aggregate indebtedness to net capital		56.85%

SPARTAN SECURITIES GROUP, LTD.
COMPUTATION OF DETERMINATON OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

SPARTAN SECURITIES GROUP, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

SPARTAN SECURITIES GROUP, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2012

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

DKM
Certified Public Accountants

DKM Certified Public Accountants
2451 N. McMullen Booth Road, Suite 308
Clearwater Florida 33759-1362
727.444.0931
www.dkmcpas.com

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
Spartan Securities Group, Ltd.
Clearwater, Florida

In planning and performing our audit of the financial statements of Spartan Securities Group, Ltd. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DKM Certified Public Accountants

DKM Certified Public Accountants
February 25, 2013

DKM Certified Public Accountants

DKM Certified Public Accountants
2451 N. McMullen Booth Road, Suite 308
Clearwater Florida 33759-1362
727.444.0931
www.dkmcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED-UPON PROCEDURES PERFORMED ON SIPC FORM SIPC-7

Board of Directors
Spartan Securities Group, Ltd.
Clearwater, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Spartan Securities Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Spartan Securities Group, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spartan Securities Group, Ltd.'s management is responsible for the Spartan Securities Group, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing revenues and commissions earned, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of detailed revenues, commissions (received and paid) supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DKM Certified Public Accountants

DKM Certified Public Accountants
February 25, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31,, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Spartan Securities Group LTD
15500 Rooservelt Blvd, Suite 303
Clearwater FL 33760-3430

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Lopez 727-502-0508

2. A. General Assessment (item 2e from page 2)		$ 7,239.00
B. Less payment made with SIPC-6 filed (exclude interest) 8/1/2012 Date Paid		(4,323.00)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		2,916.00
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,916.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,916.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spartan Securities Group, LTD
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 11th day of February, 20 13.

Cheif Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2012
and ending 12/31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,208,472
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	--
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,824
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	308,906
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,241	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,241
Total deductions	312,971
2d. SIPC Net Operating Revenues	$ 2,895,501
2e. General Assessment @ .0025	$ 7,239
	(to page 1, line 2.A.)